SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

(Amendment No. 6)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1   (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

40051022

(CUSIP Number)

Gabriel de la Concha Guerrero

Blvd. Manuel Ávila Camacho 36, Piso 15

Col. Lomas de Chapultepec

Del. Miguel Hidalgo

11000 Mexico City, Mexico

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2015; August 18, 2015; October 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

____________________________

1 Translation of Issuer’s Name: Central North Airport Group.

2 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable	13D	Page 2 of 14

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Empresas ICA, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 83,315,254 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 66,800,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 83,315,254 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,115,254 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 3 of 14

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Aeroinvest, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 83,315,254 Series B Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 66,800,000 Series B Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 83,315,254 Series B Shares
WITH	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,115,254 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 4 of 14

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 66,800,000 Series B Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 66,800,000 Series B Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,800,000 Series B Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% Series B Shares (See Item 5)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. Not Applicable	13D	Page 5 of 14

This Amendment No. 6 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2007 (the “Schedule 13D”), as subsequently amended, by Empresas ICA, S.A.B. de C.V. (“ICA”), Aeroinvest, S.A. de C.V. (“Aeroinvest”) and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the Reporting Persons filed the Schedule 13D/A with the Securities and Exchange Commission on July 17, 2013, the Reporting Persons have (i) disposed of an aggregate of 3,500,000 Series B Shares in a secondary sale to Barclays Bank, PLC (the “2014 Sale”), (ii) disposed of an aggregate of 11,898,546 Series B Shares (the “2015 Sales”) and (iii) entered into a series of financing arrangements in the form of an equity swap transaction (the “Financing Transaction”) involving the Series B Shares. Aeroinvest accounted for all of such sales and financing arrangements by the Reporting Persons.

On December 17, 2014, Aeroinvest and the Issuer sold 3,500,000 Series B Shares, or approximately 0.9% of Series B Shares outstanding of the Issuer to Barclays Bank, PLC for a price of Ps. 61.5 per Series B Share. The 2014 Sale closed on December 17, 2014.

On June 2, 2015, Aeroinvest entered into a series of agreements in connection with the Financing Transaction described in Item 6 below (which description is incorporated into this Item 4 by reference).

In August 2015, Aeroinvest and the Issuer sold a total of 11,898,546 Series B Shares, or approximately 2.9% of Series B Shares outstanding of the Issuer, including the sale of 11,581,300 Series B Shares through a block trade on the Mexican Stock Exchange to a third party through Barclays Bank, PLC for a price of Ps. 83.5 per Series B Share.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by ICA.

CUSIP No. Not Applicable	13D	Page 6 of 14

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons have the following direct beneficial ownership interests in Series B Shares:

	Series B Shares Directly Owned(1)
	Number	% of Class
ICA(2)	0	0%
Aeroinvest(3)	83,315,254	20.8%
SETA(4)	66,800,000	16.7%

(1) All percentages are based on 400,000,000 Series B Shares outstanding, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 28, 2015, which is currently comprised of 350,234,000 Series B Shares outstanding plus 49,766,000 Series BB shares owned by SETA that SETA is entitled to convert into Series B Shares.

(2) Aeroinvest is a wholly-owned subsidiary of ICA and thus ICA may be deemed to indirectly beneficially own all Series B Shares directly beneficially owned by Aeroinvest.

(3) Aeroinvest directly beneficially owns 74.5% of SETA’s capital stock and thus may be deemed to indirectly beneficially own all of the Series B Shares and Series BB shares directly beneficially owned by SETA.

(4) Includes 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares.

(b) ICA has sole voting and dispositive power with respect to 83,315,254 Series B Shares, and shared voting and dispositive power with respect to 66,800,000 Series B Shares.

Aeroinvest has sole voting and dispositive power with respect to 83,315,254 Series B Shares and shared voting and dispositive power with respect to 66,800,000 Series B Shares.

SETA, through its ownership of Series BB shares, is deemed to have shared voting and dispositive power with respect to 66,800,000 Series B Shares. Series BB shares directly beneficially owned by SETA are considered shared as to voting and dispositive power because SETA is 74.5% owned by Aeroinvest and 25.5% owned by ADPM.

On June 22, 2007, in connection with a refinancing transaction, Aeroinvest, ADPM(which owns 25.5% of SETA), SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote the Series B Shares it owns directly in the same way SETA votes its Series B Shares at all ordinary and extraordinary shareholders meetings, subject to certain exceptions set forth in the agreement. An English translation of this agreement is filed as an exhibit hereto.

On October 15, 2015, SETA effected the conversion of 9,034,000 of its Series BB shares into Series B shares on a one to one basis. As a result of such conversion, SETA holds 49,766,000 Series BB shares and 17,034,000 Series B shares.

(c) All transactions in Series B Shares effected by the Reporting Persons during the 60 day period ended August 18, 2015 are listed in Schedule I hereto.

(d) Not applicable.

CUSIP No. Not Applicable	13D	Page 7 of 14

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 2, 2015, Aeroinvest entered into the Financing Transaction with Banco Santander (México), Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander”) for purposes of obtaining short-term cash financing on a secured basis through monetization of its position in the Series B Shares. Aeroinvest retains economicand corporate rights over the Series B Shares, including voting and dispositive powers.

The transaction was evidenced by a master agreement signed on May 29, 2015, transaction confirmations and a credit support annex (including a guaranty, share pledge agreement and cash pledge agreement) (collectively, the “Transaction Documents”). Pursuant to the terms of the Transaction Documents, on June 2, 2015, Aeroinvest transferred a total of 69,487,800 Series B Shares, equivalent to 17.37% of Series B Shares currently outstanding, to Santander in exchange for initial cash payments totaling Ps. 4,024 million and monthly interest payments, with a simultaneous agreement by Santander to transfer the Series B Shares back to Aeroinvest on the agreed settlement dates against a final price per Series B Share equal to the initial price.

The transactions were executed under three swap confirmations (collectively, the “Confirmations”): (1) a 30-day variable rate (28-day TIIE plus 3.50% spread) equity swap of 18,530,080 Series B Shares with an initial price and final price of Ps. 72.39 per Series B Share (for a total nominal value of Ps. 1,341 million and settlement date of July 3, 2015 (the “30-day Swap”), (2) a 90-day variable rate (28-day TIIE plus 3.50% spread) equity swap of 9,265,040 Series B Shares with an initial price and final price of Ps. 72.39 per Series B Share (for a total nominal value of Ps. 671 million) and settlement date of September 3, 2015 (the “90-day Swap”), and (3) a 8.510% fixed rate equity swap of 27,795,120 Series B Shares with an initial price of Ps. 72.39 per Series B Share (for a total nominal value of Ps. 2, 012 million), a final price of Ps. 80.95 per Series B Share and settlement date of June 4, 2018. Aeroinvest receives all dividend payments with respect to the Series B Shares subject to the Confirmations (the “Swap Shares”) and has the right to terminate each Confirmation for any reason upon prior notice to Santander.

As credit support, Aeroinvest, ICA and their affiliates, Constructoras ICA, S.A. de C.V. (“CICASA”), Controladora de Operaciones de Infrasestructura, S.A. de C.V. (“CONOISA”) and Ingenieros Civiles Asociados, S.A.B. de C.V. (“ICASA”), granted to Santander a guaranty of 13,897,560 additional Series B Shares (the “Pledged Shares”), with total nominal value of Ps. 1,006 million constituting 25% of the nominal value of the 55,590,240 Series B Shares subject to the Confirmations, pursuant to a Mexican law-governed share pledge agreement. Santander has the right to require additional security in the form of additional Series B Shares or cash, at Aeroinvest’s sole election, in the event that, at any valuation date, the total market value of the Swap Shares and the Pledged Shares is less than 110% of total nominal value of the Swap Shares plus TIIE (after deducting any cash pledged). Under the guaranty agreements, the total value of

CUSIP No. Not Applicable	13D	Page 8 of 14

Swap Shares and pledged security may not exceed 175% of the total nominal value of the Swap Shares plus TIIE (after deducting any cash pledged).

As of the date of this Amendment, Santander has transferred back to Aeroinvest an aggregate of 34,743,900 Series B Shares and terminated all corresponding liens on such Series B Shares as a result of (i) the repayment in full by Aeroinvest of the 30-day Swap, in connection with which repayment the Transaction Documents were amended to increase the strike price from Ps. 72.39 to Ps. 80.95 per Series B Share and (ii) the prepayment in full by Aeroinvest of the 90-day Swap.  As of the date of this Amendment, an aggregate of 27,795,120 Series B Shares, equivalent to 6.95% of Series B Shares currently outstanding, are held by Santander as Swap Shares and an additional 6,948,780 Series B are Pledged Shares under the guaranty documents.

CUSIP No. Not Applicable	13D	Page 9 of 14

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among ICA, Aeroinvest and SETA (incorporated by reference to the Schedule 13D (File No. 005-82627) filed November 21, 2007)

Exhibit 2	Voting Agreement among Aeroinvest, ADPM, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banca Multiple, J.P. Morgan Grupo Financiero, Division Fuduciaria, English translation (incorporated by reference to the Issuer’s annual report on Form 20-F (File No. 001-33168) filed on July 2, 2007)

Exhibit 3	Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. (collectively, the “Concession Companies”), SETA, Constructoras ICA, S.A. de C.V., Aeroports de Paris and Vinci, S.A., with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 4	Amendment to Participation Agreement among the Issuer, the Mexican Federal Government through the Ministry of Communications and Transportation, NAFIN, Servicios Aeroportuarios del Centro Norte, S.A. de C.V., the Concession Companies, SETA, Constructoras ICA, S.A. de C.V. and Aeroports de Paris, with the appearance of Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 5	Agreement entered into among NAFIN, Aeroinvest, SETA and the Mexican Federal Government through the Ministry of Communications and Transportation with respect to certain provisions of the Participation Agreement, English translation (incorporated by reference to our registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 6	Trust Agreement among the Issuer, Operadora Mexicana de Aeropuertos, S.A. de C.V. (now Servicios de Tecnologia Aeroportuaria, S.A. de C.V.), or SETA, and Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria, or Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

CUSIP No. Not Applicable	13D	Page 10 of 14

Exhibit 7	Amendment to the Trust Agreement among the Issuer, SETA, and Bancomext, English translation (incorporated by reference to the Issuer’s registration statement on Form F-1 (File No. 333-138710) filed on November 15, 2006)

Exhibit 8	Master Agreement for Financial Derivatives Transactions, dated as of May 29, 2015, among Santander, Aeroinvest and ICA, CICASA, CONOISA and ICASA, as guarantors, English translation
Exhibit 9	Supplement to Master Agreement for Financial Derivatives Transactions, dated as of May 29, 2015, among Santander, Aeroinvest and ICA, CICASA, CONOISA and ICASA, as guarantors, English translation
Exhibit 10	Global Guaranty Agreement With Respect to Financial Derivatives Transactions, dated as of May 29, 2015, among Santander, Aeroinvest and ICA, CICASA, CONOISA and ICASA, as guarantors, English translation
Exhibit 11	Share Pledge Agreement, dated as of June 2, 2015, among Santander, Aeroinvest and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero (“Monex”) as executor, English translation
Exhibit 12	Cash Collateral Pledge Agreement, dated as of June 2, 2015, among Santander and Aeroinvest, English translation
Exhibit 13	Equity Swap Confirmations, dated as of June 2, 2015, among Santander, Aeroinvest, and ICA, CICASA, CONOISA and ICASA, as guarantors, English translation
Exhibit 14	Amendments to the Equity Swap Confirmations, dated as of July 30, 2015, among Santander, Aeroinvest, and ICA, CICASA, CONOISA and ICASA, as guarantors, English translation

CUSIP No. Not Applicable	13D	Page 11 of 14

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2015

EMPRESAS ICA, S.A.B. DE C.V.	By: /s/ Gabriel de la Concha Guerrero
Gabriel de la Concha Guerrero
Legal Representative

CUSIP No. Not Applicable	13D	Page 12 of 14

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2015

AEROINVEST, S.A. DE C.V.	By: /s/ Gabriel de la Concha Guerrero
Gabriel de la Concha Guerrero Legal Representative

CUSIP No. Not Applicable	13D	Page 13 of 14

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2015

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.	By: /s/ Porfirio Gonzalez Alvarez
Porfirio Gonzalez Alvarez
Legal Representative

By: /s/ Stephane Laurent Christian Lemoine
Stephane Laurent Christian Lemoine
Legal Representative

CUSIP No. Not Applicable	13D	Page 14 of 14

SCHEDULE I

(i) Within the past 60 days, the Reporting Persons effected the following transactions in Series B Shares on the Mexican Stock Exchange:

Reporting Person	Type of Transaction	Trade Date	Number of Series B Shares	Price per Share (Mexican Pesos)
Aeroinvest	Block trade	August 6, 2015	11,581,300	83.5042
Aeroinvest	Secondary Sale	August 14, 2015	100,000	87.4747
Aeroinvest	Secondary Sale	August 17, 2015	123,302	88.60
Aeroinvest	Secondary Sale	August 18, 2015	93,944	87.8753